Exhibit 99.1

August 8, 2018

Dear Shareholder,

You are cordially invited to attend the 2018 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (the “Company” or “AudioCodes”), to be held on September 13, 2018, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4099.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. AudioCodes’ board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

If a shareholder’s shares are held through a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”) for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (ishur ba’alut), as of the record date, August 7, 2018, issued by a TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE members through which they hold their shares.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations submitted to the United States Securities and Exchange Commission subsequently as reports on Form 6-K, all of which are available on our website at www.audiocodes.com.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 13, 2018

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on September 13, 2018 at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4099), for the following purposes:

(1)	To reelect Mr. Doron Nevo as an outside director for an additional term of three years;

(2)	To reelect Mr. Shabtai Adlersberg as a Class III director for an additional term of three years;

(3)	To reelect Mr. Stanley Stern as a Class III director for an additional term of three years;

(4)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2018, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(5)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2017.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice and that is being mailed to the Company’s shareholders of record. A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4099. Shareholders may send statements of position in accordance with Israeli law to the Company no later than September 3, 2018. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 15, 2018. If we determine that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of The Tel-Aviv Stock Exchange Ltd. (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date (as defined below).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account. Such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the meeting or by way of a written ballot requires proof of ownership (ishur baalut), as of the Record Date, issued by a TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE members through which they hold their shares.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on

August 7, 2018 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the reelection of Mr. Doron Nevo as an outside director in accordance with Proposal No. 1, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total number of shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of Proposal No. 1. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the Company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than September 12, 2018, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

Stanley Stern
Chairman of the Board

Lod, Israel
August 8, 2018

AUDIOCODES LTD.

PROXY STATEMENT FOR 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2018

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 13, 2018, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4099.

These proxy solicitation materials are first being distributed on or about August 8, 2018 and will be mailed to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on August 7, 2018 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 57,478,444 Ordinary Shares were issued, of which 28,816,678 Ordinary Shares were outstanding and 28,661,766 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. If you return a duly executed proxy card to us, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority under the applicable rules to vote on “routine” matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors (Proposals No. 1 through 3), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares to count in the vote on Proposals No. 1 through 3.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned during 2017 by our five most highly-compensated office holders (as defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees – Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the United States Securities and Exchange Commission (“SEC”) on March 26, 2018, a copy of which is available on our website at www.audiocodes.com.

BOARD OF DIRECTORS

The Company’s Board of Directors currently has seven directors, including two “outside directors” within the meaning of the Companies Law. The Company’s Articles of Association provide for a classified Board of Directors, with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III directors. Following the Meeting, assuming the reelection of Mr. Doron Nevo as an outside director under Proposal 1, the reelection of Mr. Shabtai Adlersberg as a Class III director under Proposal 2, and the reelection of Mr. Stanley Stern as a Class III director under Proposal 3, the Company’s Board of Directors will consist of seven directors, including two outside directors within the meaning of the Companies Law.

Each director (with the exception of Lior Aldema, who was elected in July 2018) had during 2017 and 2018 a record of attending over 75% of all Board of Directors’ meetings and over 75% of the meetings of each committee of the Board of Directors on which he or she serves.

The Company’s outside directors are Mr. Doron Nevo and Dr. Eyal Kishon. Dr. Eyal Kishon’s term expires in 2020. The term of Mr. Doron Nevo is scheduled to expire at the Meeting, and he has been nominated for reelection at this Meeting (see Proposal 1).

The term of Mr. Shabtai Adlersberg as a Class III director expires at the Meeting and he has been nominated for reelection at this Meeting (see Proposal 2). The term of Mr. Stanley Stern as a Class III director expires at the Meeting and he has been nominated for reelection at this Meeting (see Proposal 3). The Company’s Class I director, Ms. Zehava Simon, will hold office until the 2019 Annual General Meeting of Shareholders. The Company’s Class II director, Mr. Joseph Tenne, will hold office until the 2020 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection or election at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Dr. Eyal Kishon, Lior Aldema, Ms. Zehava Simon and Mr. Joseph Tenne are not standing for reelection at the Meeting. Biographical information concerning Dr. Kishon, Mr. Aldema, Ms. Simon and Mr. Tenne follows for informational purposes only.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion – Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Lior Aldema was appointed as a director in July 2018 and he has served as our Chief Business Officer (“CBO”) since January 2018, and he served as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President, Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer (holding the rank of Major) in the Technical Unit of the Intelligence Corps of the Israel Defense Forces, heading both operational units and large development groups related to various technologies. Mr. Aldema holds a B.Sc. from the Technion-Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999 to 2004, M-Systems from 2005 to 2006 and InSightec from 2005 to 2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd, Amiad Water System Ltd. and Nice Statements Ltd Ms. Simon holds a Bachelor’s Degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and a Master’s Degree in Business and Management from Boston University.

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial advisor to Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of Orbothech Ltd., an Israeli company listed on NASDAQ, MIND CTI Ltd., an Israeli company listed on NASDAQ, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ability Inc., a Cayman Island company listed on NASDAQ and on the Tel Aviv Stock Exchange, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on NASDAQ. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

The Independence of Our Board of Directors

A majority of the Company’s directors must meet the independence standards specified in the NASDAQ Global Select Market’s Corporate Governance Requirements. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of seven members, five of whom will be independent under the NASDAQ Corporate Governance Requirements. Specifically, our Board has determined that Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Zehava Simon, Mr. Doron Nevo and Dr. Eyal Kishon, meet the independence standards of the NASDAQ Corporate Governance Requirements. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. None of our directors, other than Shabtai Adlersberg and Lior Aldema, are members of our executive team. In addition, our Board has determined that Mr. Joseph Tenne is an “audit committee financial expert” under applicable SEC regulations.

PROPOSAL ONE

REELECTION OF Mr. Doron Nevo AS AN OUTSIDE DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. An outside director serves for a term of three years, which may be extended for up to two additional three-year terms. Pursuant to a regulation adopted under the Companies Law, a company listed on the NASDAQ Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed three terms of service as an outside director if (1) the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her service as an outside director is in the best interests of the company and (2) prior to the approval of the reelection of the outside director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommend the extension of such nominee’s term. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the Company’s Audit Committee, and at least one outside director must serve on each committee of the Company’s Board of Directors. The Chair of the Audit Committee must also be an outside director.

As noted above, the Company’s outside directors are Mr. Nevo and Dr. Kishon. Dr. Kishon’s term expires in 2020. The term of Mr. Nevo is scheduled to expire at the Meeting, and he has been nominated for reelection at this Meeting.

Biographical information concerning Mr. Nevo, the nominee for reelection as an outside director, is set forth below.

Doron Nevo has served as one of our directors since 2000. From 2001 to 2018, Mr. Nevo was President and CEO of KiloLambda Technologies Ltd., an optical nano-technology company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Ultracharge LTD. (ASX: UTR), Hadasit Bio Holding LTD. (TASE: HDST) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and a M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

The Company’s Nominating Committee has recommended that Mr. Doron Nevo be reelected as an outside director at the Meeting for an additional three year term, and found that Mr. Nevo has all necessary qualifications required to serve as an outside director under the Companies Law and as an independent director under the Corporate Governance Requirements of the NASDAQ Global Select Market. The Company’s Audit Committee and Board of Directors have approved the Nominating Committee’s recommendation and determined that, in light of the expertise and special contribution of Mr. Nevo to the Company’s Board of Directors and board committees, the reelection of Mr. Nevo as an outside director for an additional three years would be in the Company’s best interests.

Proposal

The shareholders are being asked to reelect Mr. Nevo as an outside director for an additional term of three years, expiring at the 2021 Annual General Meeting of Shareholders. Management knows of no current circumstances that would render Mr. Nevo unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Doron Nevo to the Board of Directors of the Company to serve as outside director for an additional term of three years.”

Vote Required

The reelection of Mr. Nevo as an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his reelection. In addition, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total number of shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder’s vote on this proposal will not be counted. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”

The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-976-4099 or, if you hold your shares in “street name” you may ask the representative managing your account to contact the Company’s Chief Legal Officer at the number above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Mr. Doron Nevo as an outside director for an additional term of three years.

PROPOSAL TWO
REELECTION OF Mr. Shabtai Adlersberg AS A CLASS III DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Company’s Nominating Committee has recommended that Mr. Shabtai Adlersberg be reelected to serve as a Class III director for an additional term of three years, expiring at the 2021 Annual General Meeting of Shareholders, or until his successor is elected.

Biographical information concerning Mr. Adlersberg, the nominee for reelection as a Class III director, is set forth below.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology and a M.Sc. in Electronics and Computer Engineering from Tel Aviv University.

Proposal

The shareholders are being asked to reelect Mr. Adlersberg as a Class III director for a term of three years to expire at the 2021 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Adlersberg unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Shabtai Adlersberg to the Board of Directors of the Company to serve as a Class III director for a term to expire at the 2021 Annual General Meeting of Shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Mr. Shabtai Adlersberg as a Class III director for a term to expire at the 2021 Annual General Meeting of Shareholders.

PROPOSAL THREE
REELECTION OF Mr. Stanley Stern AS A CLASS III DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Company’s Nominating Committee has recommended that Mr. Stanley Stern be reelected to serve as a Class III director for an additional term of three years, expiring at the 2021 Annual General Meeting of Shareholders, or until his successor is elected.

Biographical information concerning Mr. Stanley Stern, the nominee for reelection as a Class III director, is set forth below.

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013, Mr. Stern served in various positions at Oppenheimer &Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on NASDAQ, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Since February 2015, Mr. Stern has served as a director and the Chairman of the Board of SodaStream International Ltd. Mr. Stern received his B.S. from Queens College and MBA from Harvard Business School.

Proposal

The shareholders are being asked to reelect Mr. Stanley Stern as a Class III director for a term until the 2021 Annual General Meeting of Shareholders, or until his successor is elected. Management knows of no current circumstances that would render Mr. Stern unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Stanley Stern to the Board of Directors of the Company to serve as a Class III director for a term to expire at the 2021 Annual General Meeting of Shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Mr. Stanley Stern as a Class III director for a term to expire at the 2021 Annual General Meeting of Shareholders.

proposal FOUR
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2018. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2018, and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2018 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2017

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2017. The Annual Report on Form 20-F of the Company filed with the SEC for the year ended December 31, 2017, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our Chief Legal Officer at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our Chief Legal Officer must receive the written proposal no later than August 15, 2018. If the Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than August 22, 2018 by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2019

To be considered for inclusion in the Company’s proxy statement for the 2019 Annual General Meeting of Shareholders (the “2019 AGM”) pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Chief Legal Officer of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, and must otherwise comply with the requirements of the Companies Law.

We currently expect that the agenda for the 2019 AGM will include (1) the election (or reelection) of the Class I directors; (2) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period, as well as such other matters as the Board shall decide to include in the agenda.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2019 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2019 AGM, our Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the 2018 AGM, i.e., no later than June 15, 2019; provided that if the date of the 2019 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2019 AGM, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2019 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2019 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended) (the “U.S. Exchange Act”); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2019 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. AudioCodes may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2019 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2018 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this proxy statement and the enclosed form of proxy on or about August 8, 2018, and will mail the same to shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2017 filed on Form 20-F with the SEC on March 26, 2018, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investor Relations section of AudioCodes’ website at www.audiocodes.com. In addition, the Company has filed a number of press releases with the SEC on Forms 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. In addition, shareholders may download a copy of these documents without charge at www.audiocodes.com.

The Company is subject to the information reporting requirements of the U.S. Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

Stanley Stern
Chairman of the Board

Dated: August 8, 2018

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